Exhibit 99.1
ArcelorMittal announces recommendations from dss+ workplace safety audit

9 October 2024, 08:00 CET

ArcelorMittal (the 'Company' or the 'Group') has today published the recommendations of the comprehensive dss+ workplace safety audit that was commissioned at the end of 2023, against the backdrop of a clear necessity to strengthen Group safety performance.
The audit, which was ongoing for nine months across all geographies, functions and levels of the organization, had three main scopes:
1.    Fatality prevention standards for the three main occupational risks leading to serious injuries and fatalities (work at heights, vehicle driving and energy isolation);
2.    Process safety1 management focused on the highest risk assets; and
3.    In depth assessments of health and safety (H&S) systems, processes and capabilities; governance and assurance processes; and data management.

Commenting, Aditya Mittal, Chief Executive Officer, ArcelorMittal, said:
“Last October I said that we would take a hard look at our safety performance, in order to identify areas for improvement, and strengthen our actions, processes and culture to ensure that we can prevent all serious accidents.
“To achieve our aim, we contracted dss+ to carry out an extensive workplace safety audit across our operations in every region of the world. Over the course of nine months, dss+ visited more than 150 of our sites and interviewed hundreds of our people, from the shop floor to the board room. This unprecedented level of access allowed them to thoroughly review safety practices across the Group, providing us with a clear set of recommendations which we are committed to implement.
“Although the dss+ audit confirmed that we have the right policies and standards, the biggest challenge is to truly embed “one safety culture” across the Group. The dss+ analysis makes clear that while there are areas of good practice and world-class performance, this is not uniformly the case and there are business units where improvement is required. The recommendations therefore focus on lifting underperformers and consistently embedding best practices across all business units, underpinned by strong governance and assurance.
“This will not be an easy journey. We have been on this road for some time already without achieving the results we want. Different outcomes require a different approach. It will require openness to doing things differently, at all levels of the organisation. I am pleased the audit confirmed understanding and support for this across all segments – we need everyone to be fully committed.
1 Process safety is management of risks that involve the safe operations of a process that is specific to the operating unit or the equipment itself (e.g. blast furnace, coke plant, etc)

“We are now defining the most effective ways to implement these recommendations in an accelerated manner. The recommendations sound simple but there is a lot of detail that sits underneath including the site-specific workplans that are now being developed and will be the workhorse of our efforts.
“We recognize the ongoing interest of stakeholders in our progress and are committed to providing regular reports, explaining our progress on our journey to zero fatalities, as well updates on the implementation of the recommendations.”
Commenting, Davide Vassallo, CEO of dss+ said:
“ArcelorMittal has made considerable effort to improve its safety standards and processes in recent years and there is understandable concern that results still fall short. Across a Group of such scale and breadth it is not surprising that we encountered considerable variability in performance. But in interactions with hundreds of people, we found all were very genuine in their desire to keep people safe and open to learning, improving and, where recommended, doing things differently.
“A key finding was that while standards and protocols across the Group were broadly in line with good practice, behaviours can fall short of what the policies require. There are undoubtedly good performers in the Group, who demonstrate all the characteristics of those companies that can sustain excellent safety results. The challenge is to raise all operations in the Group to this standard – and this is what our recommendations are fundamentally designed to address.
“This means enhancing risk evaluation, building a “Plan Do Check Act” continuous improvement mentality, coaching and mentoring all shop floor workers to become safety ambassadors, ensuring the same standards are in place for contractors, upgrading Process Risk Management standards, taking action in response to both excellent and poor safety performance, and then ensuring rigorous three-line assurance.
“There is no silver bullet when it comes to delivering sustained, excellent safety results, and each of the six recommendations deserve and need equal focus. Together they build on the good practices we identified to more deeply integrate, align and connect all safety related activities, creating a solid foundation on which all operational activity then sits.
“The commitment of leadership is vital – and I am reassured through our interactions that it is there, at the Group, segment and business unit level.
“At dss+ we passionately believe every company has the potential to operate entirely safely. ArcelorMittal, having commissioned this very detailed audit, is taking the right steps to ensure it can move in this direction.”
The audit
The audit was carried out over nine months and comprised of:
-    155 site audits (including JVs) on the three main occupational risks;
-    Process safety management audits on the 14 highest risk assets;
-    Thorough examination of H&S management practices across the Group, including
o    Key H&S documents and data review;
o    280+ interviews of ArcelorMittal employees, including board members, senior leadership, middle management, H&S personnel and union members;
o    60+ management and H&S meetings attended; and
o    80+ focus groups with shopfloor employees (union and non-union), supervisors, and middle management.

Observations from the audit
The recommendations build on the current workplace safety context across ArcelorMittal, which dss+ identified as follows:
-Recent global workplace safety improvement efforts have focused on the pillars of “Risk Management” (including differentiation between occupational risks and process safety risks) and “Safety Culture”.
-While ArcelorMittal has good occupational health and safety standards (including its fatality prevention standards), supported by the life-saving golden rules, the implementation of the standards varies across the Group.

-Similarly, the implementation of process safety management (PSM), which at ArcelorMittal relies on a set of established technical standards developed by both ArcelorMittal and vendors, varies across the Group.
-Leadership knows that the current performance is not satisfactory and is committed to intensifying the organization’s commitment to the Journey to Zero, which is the aim of achieving zero fatalities and serious injuries.
-The Company recognizes the importance of establishing “one safety culture” and is alert to the fact this will be a long-term effort due to the diversity and complexity of the Group.
-There is a particular challenge with contractors. The number of contractors working across ArcelorMittal’s projects and operations varies every day depending on activity but will always be at least 20,000 and can be as high as 50,000.

Overall, while there are areas of excellence in the Group, variability in performance exists which must be addressed by initiatives that fast-track the strengthening of “one safety culture,” underpinned by enhanced governance and assurance across all operations.
Recommendations
dss+ has presented its recommendations to the Company’s Board of Directors, the Executive Office and the Group Management Committee.
The recommendations are classified into six main areas:
1: Improving the identification and understanding of operational risk exposure dss+ recommends strengthening the identification and understanding of operational risk exposure, through several measures:
1. Enhancing the governance framework to better identify and understand operational risk exposure; and
2. Building on the existing fatality prevention standards to upgrade the “Plan Do Check Act” (PDCA) cycle, supported by additional governance practices (e.g. additional leading indicators and enhanced risk-management routines).
2: Strengthening the existing health & safety assurance model dss+ recommends strengthening the existing health & safety assurance model with three lines of assurance across all business units to provide more comprehensive oversight, thereby better identifying and addressing implementation challenges. This will help mitigate serious accidents. The additional improved lines of assurance will provide more consistency and will support ArcelorMittal’s desire to strengthen its “one safety culture.”
dss+ recommends operationalising the assurance model through regular assurance reviews across the three-line model that are prioritised based on the level of operational risk.
3: Continuing to embed safety values, mindsets and behaviours to strengthen the “one safety culture”
The reach and diversity of ArcelorMittal’s footprint introduces complexity in driving a common safety culture across the Group. dss+ recommends on-the-ground coaching and mentorship programs to be designed and introduced for all leaders (involving more than 10,000 people) to reinforce the existing safety training programs, e.g. “Take Care”. This will provide a strong foundation for “one safety culture” across all levels.
4: Improving contractor safety management standards
dss+ recommends standardizing and improving each contractor safety management element (e.g. contractor selection, evaluation, onboarding, execution and post-performance review) across all contractor cohorts (embedded and projects contractors) to help ensure full adoption of ArcelorMittal’s existing and planned best practices. This will help bring any lagging contractor safety performance up to ArcelorMittal’s standard requirements.
5: Adopting industry best practices for Process Safety Management (PSM)
dss+ recommends developing and implementing a common PSM framework and accompanying standards that further incorporates best practices in all relevant PSM elements (e.g. avoidance of all unwanted process safety events through hazard identification, analysis, control, and better asset integrity). Ensuring alignment with relevant management systems (e.g. operations and maintenance) will be essential to improve controls effectiveness and mitigate process safety-related risk.
Additionally, dss+ recommends launching pilot sites to implement prioritised PSM elements in waves to achieve faster impact while the full framework elements are being rolled out.
6: Integrating health & safety elements into supporting business processes dss+ recommends further integrating supporting business processes into H&S to support an improved “one safety culture” across the Group. Four specific processes require additional focus:
1.    Further integrate safety elements into all parts of the employee life cycle encompassing selection, onboarding, development and promotion;
2.    Consistently reward and recognize good performance and achievements, and increase consequences for not following processes and rules, e.g. consequence management;
3.    Further enhance the identification of critical safety investments to support risk reduction efforts; and
4.    Strengthen safety management practices throughout capital projects life cycle, from design, engineering, procurement, and contracting, to construction and start-up, including governance and assurance framework.

Implementing the recommendations:

The Company has begun actioning dss+’s recommendations, including:

-Implementing the interim recommendations given to sites during the Fatality Prevention Standard (FPS) audits (more than 90% completed to date);
-Ensuring business units’ development of customized, business unit-specific workplans, to incorporate into their five-year planning cycle;
-Identifying the priority sites that will be the first to implement the new Process Safety Management framework in connection with the business unit-specific workplans each business unit develops;
-Taking steps to apply process safety management elements to all new projects; and
-Improving select ArcelorMittal fatality prevention standards based on dss+’s recommendations.

The Company will keep stakeholders updated on progress.
ENDS
About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia, including India, through its joint venture AM/NS India.

ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2023 generated revenues of $68.3 billion, produced 58.1 million metric tonnes of crude steel and 42.0 million tonnes of iron ore.
Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com.

Contact information ArcelorMittal Investor Relations

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Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com